UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Xinhua Finance Media Limited
(Name of Issuer)
Class A common shares, par value $0.001 per share
(Title of Class of Securities)
983982109
(CUSIP Number)

February 14, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[  ]  Rule 13d-1(b)
[  ]  Rule 13d-1(c)
[x]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 983982109	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only): Patriarch Partners Media Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 10,139,655
BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER 0
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 10,139,655
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,139,655
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 7.1%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 983982109	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only): Lynn Tilton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER 10,139,655
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,139,655
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,139,655
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 7.1%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 983982109	13G	Page 4 of 7 Pages

Item 1.

(a)    Name of Issuer:

Xinhua Finance Media Limited

(b)    Address of Issuer's Principal Executive Offices:

2201, Tower D, Central  International Trade Center, 6A, Jian Wai Ave., Chaoyang District, Beijing, 100022, People's Republic of China

Item 2.

(a)    Name of Person Filing:

This statement is being filed by (i) Patriarch Partners Media Holdings, LLC (“PPMH”) with respect to the Class A common shares, par value $0.001 per share (“Shares”), of the Issuer beneficially owned by it; and (ii) Lynn Tilton with respect to Shares beneficially owned by PPMH.  Ms. Tilton disclaims beneficial ownership of the securities covered by this statement except to the extent of her pecuniary interest therein.

(b)    Address of Principal Business Office or, if none, Residence:

227 West Trade Street, Suite 1400, Charlotte, NC 28202

(c)    Citizenship:

PPMH is a Delaware limited liability company.  Ms. Tilton is a United States citizen.

(a)	Title of Class of Securities:

Class A common shares, par value $0.001 per share.

(b)	CUSIP Number:

983982109

Item 3.

Not Applicable.

Item 4.	Ownership

The percentages used herein are calculated based upon the 143,822,874 Shares issued and outstanding as of September 30, 2007, as reported in the Issuer’s Form 6-K, as filed with the Securities and Exchange Commission on November 13, 2007.

As of February 14, 2008:

Patriarch Partners Media Holdings, LLC:
(a)            Amount beneficially owned: 10,139,655
(b)            Percent of class: 7.1%
(c)            (i)            Sole power to vote or direct the vote: 10,139,655
(ii)            Shared power to vote or direct the vote: 0

CUSIP No. 983982109	13G	Page 5 of 7 Pages

(iii)            Sole power to dispose or direct the disposition: 10,139,655
(iv)            Shared power to dispose or direct the disposition: 0

Lynn Tilton:
(a)            Amount beneficially owned: 10,139,655
(b)            Percent of class: 7.1%
(c)            (i)            Sole power to vote or direct the vote: 10,139,655
(ii)            Shared power to vote or direct the vote: 0
(iii)            Sole power to dispose or direct the disposition: 10,139,655
(iv)            Shared power to dispose or direct the disposition: 0

Item 5.	Ownership Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ¨.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below the signatory certifies that, to be best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 983982109	13G	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2008

PATRIARCH PARTNER MEDIA HOLDINGS, LLC

By:	/s/ Lynn Tilton
	Name:	Lynn Tilton
	Title:	Manager

/s/ Lynn Tilton
Lynn Tilton

CUSIP No. 983982109	13G	Page 7 of 7 Pages

EXHIBIT A

AGREEMENT

JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree jointly to prepare and file with regulatory authorities a Schedule 13G and any amendments thereto reporting each of the undersigned’s ownership of securities of Xinhua Finance Media Limited, and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned.

Dated:  February 14, 2008

PATRIARCH PARTNER MEDIA HOLDINGS, LLC

By:	/s/ Lynn Tilton
	Name:	Lynn Tilton
	Title:	Manager

/s/ Lynn Tilton
Lynn Tilton